


02007433

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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MAR 1 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21901

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brinson Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51West 52nd Street
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Wolfangel (212) 882-5090
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report**

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (05-01) Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ____, as of ____________________, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See attached oath or affirmation

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Independent Auditor's Supplementary Report on Internal Control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Brinson Advisors, Inc. (formerly Mitchell Hutchins Asset Management Inc.)
(A subsidiary of UBS Americas Inc.)

December 31, 2001
with Report of Independent Auditors

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying consolidated statement of financial condition of Brinson Advisors, Inc. as of December 31, 2001 is true and correct. We further affirm that neither the Company nor any principal officer or director thereof has any proprietary interest in any account classified solely as that of a client.

(Name) Brian M. Storms
(Title) Chief Executive Officer,
Brinson Advisors, Inc.

(Name) Robert P. Wolfangel, Jr.
(Title) Chief Financial Officer,
Brinson Advisors, Inc.

Subscribed and sworn
to before me this
21st day of February, 2002

LYNNE J. COHEN
Notary Public, State of New York
No. 24-4989400
Qualified in Kings County
Commission Expires Dec. 2, 2005

Brinson Advisors, Inc. (formerly Mitchell Hutchins Asset Management Inc.)

Consolidated Statement of Financial Condition

December 31, 2001

Contents



■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
Brinson Advisors, Inc. (formerly Mitchell Hutchins Asset Management Inc.)

We have audited the accompanying consolidated statement of financial condition of Brinson Advisors, Inc. (formerly Mitchell Hutchins Asset Management Inc.) (the "Company") as of December 31, 2001. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We have conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Brinson Advisors, Inc. (formerly Mitchell Hutchins Asset Management Inc.) as of December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 25, 2002

Brinson Advisors, Inc. (formerly Mitchell Hutchins Asset Management Inc.)

Consolidated Statement of Financial Condition

December 31, 2001
(In thousands of dollars, except share and per share amounts)

Assets	
Cash	$ 1,701
Investment in commercial paper	106,924
U.S. government and agency obligations, at fair value	49,036
Receivable from clients	11,502
Receivable from UBS PaineWebber Inc., net	95,569
Deferred distribution costs	46,059
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $1,824	6,213
Other assets	6,741
Total assets	$ 323,745
Liabilities and Stockholder's equity	
Accrued compensation and benefits	$ 26,125
Current income taxes	4,996
Deferred income taxes	18,927
Other accrued liabilities and accounts payable	27,247
Total liabilities	77,295
Commitments and contingencies	
Stockholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1
Additional paid-in-capital	35,223
Retained earnings	211,226
Total stockholder's equity	246,450
Total liabilities and stockholder's equity	$ 323,745

See notes to consolidated statement of financial condition.

Summary of Significant Accounting Policies

The consolidated statement of financial condition includes the accounts of Brinson Advisors, Inc. (formerly Mitchell Hutchins Asset Management Inc.) and its wholly-owned subsidiary, Decision Services Incorporated ("DSI") (collectively the "Company"). All material intercompany balances and transactions have been eliminated.

The Company is a wholly-owned subsidiary of UBS Americas Inc. ("UBS Americas"). On May 1, 2001, the parent company of the Company changed from UBS PaineWebber Inc. (formerly PaineWebber Incorporated) ("UBS PWI") to UBS Americas, a wholly-owned subsidiary of UBS AG ("UBS"), through a dividend of shares of the Company from UBS PWI to UBS Americas. Additionally, the Company's former subsidiary, Mitchell Hutchins Institutional Investors Inc, was legally dissolved into the Company on March 1, 2001. The Company has material transactions with UBS Americas and its subsidiaries and affiliates, including the Company's former parent company, UBS PWI.

The Company is engaged in the business of providing investment advisory and portfolio management services to individuals, institutions, trusts and pension, endowment and mutual funds.

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates, and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

For the year ended December 31, 2001, the Company was included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal and state and local income taxes are provided for on a separate return basis.

Summary of Significant Accounting Policies (continued)

The Company's financial instruments are carried at fair value or amounts approximating fair value. Investments in U.S. government and agency obligations and commercial paper are carried at market value and amortized cost, respectively, which approximate fair value. Certain receivables and payables and other assets and liabilities are carried at fair value or contracted amounts approximating fair value.

Related Party Transactions

The Company clears all transactions for its clients through UBS PWI and other brokers on a fully disclosed basis. UBS PWI carries the accounts of certain of the Company's clients and maintains and preserves books and records pertaining thereto as required by Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934. The Company transferred certain institutional accounts to Brinson Partners, Inc., an affiliate of the Company, during 2001.

Deferred Distribution Costs

The Company is responsible for distribution of shares of certain mutual funds to which it provides investment advisory services. In connection with the distribution of certain classes of shares, the Company pays UBS PWI a fee based on the value of the fund shares sold by UBS PWI. The fees paid to UBS PWI are deferred and amortized over the period during which the fund shares are outstanding, but not to exceed six years.

Contingent Liabilities

The Company has been named as defendant in certain legal actions in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, in the opinion of management of the Company, after consultation with legal counsel handling such matters, these actions will be resolved with no material adverse effect on the Company's consolidated statement of financial condition.

As of December 31, 2001, the Company was contingently liable under an unsecured letter of credit arrangement of $749.

(In thousands of dollars)

Stockholder's Equity

There are 1,000 shares authorized, issued and outstanding of $1 par value common stock. Included as a direct increase to stockholder's equity is the net tax benefit resulting from the exercise and vesting of employees' UBS stock options and restricted stock.

Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule. Under the method of computing capital requirements, the Company's net capital shall not be less than $250. As of December 31, 2001 the Company's net capital, as defined, was $88,150, which exceeded the minimum net capital required by $87,900.

Dividend payments, equity withdrawals and advances are subject to certain notification and other provisions of the net capital rules of the SEC.

Employee Incentive Awards

Employees of the Company are covered under various UBS stock option and award plans that provide for the granting of stock options, cash and restricted stock awards, and other stock based awards. Officers and other key employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

Restricted stock awards are granted to key employees whereby shares of UBS common stock are awarded in the name of the employee, who has all rights of a stockholder, subject to certain sale and transfer restrictions. The awards generally contain restrictions on sales and transfers ranging from one to four years. The restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period.

Employee Benefit Plans

Effective May 1, 2001, eligible employees of the Company were participants in the UBS Pension Plan, the defined benefit pension plan of UBS, including a supplemental executive retirement plan for select participants. Prior to May 1, 2001, eligible employees of the Company were included in the pension plan of UBS Americas, which was frozen as of December 31, 1998.

Employee Benefit Plans (continued)

Additionally, effective May 1, 2001 employees of the Company were eligible to participate in the UBS Savings and Investment Plan, which is a defined contribution savings plan. Prior to May 1, 2001, employees of the Company were eligible to participate in the UBS Americas 401(k) Plus Plan, which is a defined contribution pension plan.

UBS also provides certain life insurance and health care benefits to employees of the Company. Prior to May 1, 2001, employees were eligible to participate in the benefits program offered by UBS PWI.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax liabilities relate primarily to deferred distribution costs.